Exhibit 99.2
MINDRAY MEDICAL INTERNATIONAL LIMITED
REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

MINDRAY MEDICAL INTERNATIONAL LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Contents	Pages
Report of Independent Registered Public Accounting Firm	1

Consolidated Statements of Operations for the Six Months Ended June 30, 2008 (unaudited) and 2009	2

Consolidated Balance Sheets of December 31, 2008 and June 30, 2009	3 - 4

Consolidated Statement of Shareholders’ Equity and Comprehensive Income for the Six Months Ended June 30, 2009	5 - 6

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2008 (unaudited) and 2009	7 - 8

Notes to Consolidated Financial Statements	9 - 39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Mindray Medical International Limited:
In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows present fairly, in all material respects, the financial position of Mindray Medical International Limited (the “Company”) and its subsidiaries at June 30, 2009, and the results of its operations and its cash flows for the six months ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibilities of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Hong Kong, March 3, 2010

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands, except for share and per share data)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
	2008	2009
	$	$
	(unaudited)
Net revenues	233,095	294,225
Cost of revenues (Note a)	(106,697)	(127,929)

Gross profit	126,398	166,296
Operating expenses:
Selling expenses (Note a)	(31,123)	(48,199)
General and administrative expenses (Note a)	(12,202)	(20,233)
Research and development expenses (Note a)	(20,757)	(29,468)
Expense of in-progress research and development	(6,600)	—

Operating income	55,716	68,396
Other income, net	1,624	352
Interest income	4,529	2,941
Interest expense	(960)	(2,790)

Income before income taxes and non controlling interest	60,909	68,899
Provision for income taxes	(11,800)	(10,544)

Net income	49,109	58,355

Less: Income attributable to non controlling interest	—	—

Net income attributable to the Company	49,109	58,355

Basic earnings per share	0.46	0.54

Diluted earnings per share	0.43	0.52

Shares used in computation of:
Basic earnings per share	107,113,068	108,079,235

Diluted earnings per share	113,399,242	112,374,573

Note (a):

	Six months ended June 30,
	2008	2009
	$	$
	(unaudited)
Share-based compensation charged during the periods were included in the following:

Cost of revenues	221	249
Selling expenses	1,616	1,980
General and administrative expenses	1,230	1,742
Research and development expenses	1,518	1,642
The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands, except for share data)
CONSOLIDATED BALANCE SHEETS

	As of	As of
	December 31,	June 30,
	2008	2009
	$	$
ASSETS
Current assets:
Cash and cash equivalents	96,370	118,681
Restricted cash and restricted investments	156,491	102,041
Accounts receivable (net of allowance for doubtful accounts of $3,942 for December 31, 2008 and $6,932 for June 30, 2009 respectively)	89,735	101,086
Inventories	57,466	65,683
Value added tax receivables	13,566	8,325
Other receivables	7,471	6,636
Prepayments and deposits	4,503	8,251
Deferred tax assets	1,812	2,299

Total current assets	427,414	413,002

Restricted cash — long-term	—	66,000
Other assets	1,724	2,425
Advances for purchase of plant and equipment	46,275	26,328
Property, plant and equipment, net	126,399	142,601
Land use rights, net	2,721	26,038
Deferred tax assets	—	1,241
Intangible assets, net	67,004	65,585
Goodwill	114,234	115,044

Total assets	785,771	858,264

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	157,007	103,100
Notes payable	7,449	6,213
Accounts payable	29,009	42,360
Advances from customers	7,523	5,552
Salaries payable	16,797	12,078
Other payables	46,911	53,932
Income taxes payable	10,727	10,992
Other taxes payable	4,398	3,218

Total current liabilities	279,821	237,445

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands, except for share data)
CONSOLIDATED BALANCE SHEETS (Continued)

	As of	As of
	December 31,	June 30,
	2008	2009
	$	$
Bank loans — long-term	—	66,000
Other long-term liabilities	7,120	7,441
Deferred tax liabilities	736	1,701

	7,856	75,142

Shareholders’ equity:
Ordinary shares (HK$0.001 par value, 5,000,000,000 shares authorized, 107,663,703 shares and 108,420,747 shares issued and outstanding for December 31, 2008 and June 30, 2009 respectively)	14	14
Additional paid-in capital	274,993	285,427
Retained earnings	183,886	220,645
Accumulated other comprehensive income	39,199	39,589

Total shareholders’ equity	498,092	545,675

Non-controlling interest	2	2

Total equity	498,094	545,677

Total liabilities and shareholders’ equity	785,771	858,264

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands, except for share and per share data)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME

					Accumulated
			Additional		other	Non-
	Ordinary		paid-in	Retained	comprehensive	controlling		Comprehensive
	share capital		capital	earnings	income	interests	Total Equity	income
	Number	$	$	$	$	$	$	$
As of December 31, 2008	107,663,703	14	274,993	183,886	39,199	2	498,094

Net income	—	—	—	58,355	—	—	58,355	58,355
Dividends paid ($0.20 per share)	—	—	—	(21,596)	—	—	(21,596)	—
Issuance of ordinary shares in relation to exercise of options	757,044	—	4,821	—	—	—	4,821	—
Share-based compensation	—	—	5,613	—	—	—	5,613	—
Currency translation adjustments	—	—	—	—	390	—	390	390

As of June 30, 2009	108,420,747	14	285,427	220,645	39,589	2	545,677

Total comprehensive income for the six months ended June 30, 2009								58,745

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands, except for share and per share data)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME (Continued)

					Accumulated
			Additional		other	Non-
	Ordinary		paid-in	Retained	comprehensive	controlling		Comprehensive
	share capital		capital	earnings	income	interests	Total Equity	income
	Number	$	$	$	$	$	$	$
As of December 31, 2007	106,884,479	13	260,107	94,466	19,436	2	374,024

Net income	—	—	—	49,109	—	—	49,109	49,109
Dividends paid ($0.18 per share)	—	—	—	(19,267)	—	—	(19,267)	—
Issuance of ordinary shares in relation to exercise of options	494,249	1	3,641	—	—	—	3,642	—
Share-based compensation	—	—	4,585	—	—	—	4,585	—
Currency translation adjustments	—	—	—	—	19,631	—	19,631	19,631

As of June 30, 2008	107,378,728	14	268,333	124,308	39,067	2	431,724

Total comprehensive income for the six months ended June 30, 2008								68,740

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2008	2009
	$	$
	(unaudited)
Cash flows from operating activities:
Net income	49,109	58,355

Adjustments to reconcile net income to net cash from operating activities:
Amortization of land use rights	25	232
Depreciation of property, plant and equipment	5,335	9,050
Amortization of debt issuance costs	—	282
Amortization of intangible assets	2,242	4,375
Inventory write-down	4,563	9
Allowance for doubtful accounts	205	2,990
Expense of in-progress research and development	6,600	—
Loss on disposal of property, plant and equipment	534	741
Share-based compensation expense	4,585	5,613
Deferred income taxes	137	(762)
Changes in current asset and liabilities:
Increase in accounts receivable	(40,210)	(14,304)
Increase in inventories	(8,248)	(8,186)
Decrease in value added tax receivables	—	5,260
(Increase)/decrease in other receivables	(1,518)	845
Increase in prepayments and deposits	(2,354)	(3,747)
Decrease/(increase) in other assets	935	(454)
Decrease in notes payable	(623)	(1,246)
Increase in accounts payable	16,896	13,334
Increase/(decrease) in advances from customers	75	(2,413)
Increase/(decrease) in salaries payable	1,459	(4,736)
Increase in other payables	1,646	417
Increase in income taxes payable	2,477	258
Decrease in other taxes payable	(420)	(1,185)
Increase in other long-term liabilities	—	321

Net cash generated from operating activities	43,450	65,049

Cash flows from investing activities:
Acquisition cost, net of cash received of $397	(209,571)	—
Purchase of property, plant and equipment	(25,108)	(25,044)
Advances for purchase of plant and equipment	(10,136)	(1,201)
Increase in restricted cash and restricted investments	(67,970)	(48,348)
Proceeds from sale of restricted investments	15,041	36,622

Net cash used in investing activities	(297,744)	(37,971)

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Six months ended June 30,
	2008	2009
	$	$
	(unaudited)
Cash flows from financing activities:
Repayment of bank loans	—	(41,928)
Proceeds from bank loans	151,400	54,000
Dividends paid	(19,267)	(21,596)
Proceeds from exercise of options	3,641	4,821

Net cash generated from/(used in) financing activities	135,774	(4,703)

Net (decrease) increase in cash and cash equivalents	(118,520)	22,375
Cash and cash equivalents at beginning of period	189,045	96,370
Effect of exchange rate changes on cash	4,474	(64)

Cash and cash equivalents at end of period	74,999	118,681

Supplemental schedule of cash flow information:
Income taxes paid	10,281	10,983

Interest paid	483	1,881

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
1	Organization and principal activities
Mindray Medical International Limited (“MMIL”, “Mindray International” or the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on June 10, 2005 under the Companies Law of the Cayman Islands. The Company, together with its subsidiaries, is principally engaged in the manufacture, development and sale of medical devices including patient monitoring devices, in-vitro diagnostic products and medical imaging systems in the People’s Republic of China (the “PRC”) and in the United States of America. It also designs and develops equipment to original equipment manufacturer’s specifications.

Historically, substantially all of the Company’s business is conducted in the PRC through its primary operating subsidiary, Shenzhen Mindray Bio-Medical Electronics Co., Ltd. (“Shenzhen Mindray”) in which the Company indirectly holds approximately 99.99% equity interest. Shenzhen Mindray holds a 99.9% interest in another consolidated subsidiary, Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd (“Beijing Mindray”), which is engaged principally in research and development activities.

The Company completed its acquisition of the patient monitoring device business of Datascope Corporation (“DPM”) in May 2008 pursuant to the terms of the definitive agreement entered into in March 2008 (See Note 4). The total purchase price was $209 million in cash, as adjusted for working capital at the closing date. The acquisition was primarily financed through an acquisition financing loan provided by Bank of China (Hong Kong) Limited. DPM’s revenue was historically generated from sales in North America, with the remainder from markets largely in Europe. The Company intends to maintain DPM’s existing branded product lines and to continue manufacturing DPM products in the United States. With the Datascope acquisition, the Company currently offers over 60 products across its three product segments.
2	Summary of significant accounting policies
(a)	Basis of presentation and principles of consolidation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of the Company on Form 20-F for the fiscal year ended December 31, 2008. The consolidated balance sheet as at December 31, 2008 was derived from the financial statements included in the annual report on Form 20-F, and has been revised for the application of FASB Statement No. 160, subsequently coded ASC 810, “Consolidation”. The financial statements for the six months ended June 30, 2008 were not audited, but in the opinion of management reflect all adjustments necessary for a fair presentation of the results for the period presented.

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries. The Company does not have interests in any variable interest entities. All significant intercompany balances and transactions have been eliminated upon consolidation.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
2	Summary of significant accounting policies (Continued)
(b)	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the financial statements and accompanying notes. The significant accounting estimates which have had an impact on the Company’s financial statements include share-based compensation, impairment of intangible assets, impairment of long-lived assets, allowance for sales returns, allowance for doubtful accounts, inventories, provision for warranty, economic useful lives of property, plant and equipment, accrued liabilities, income taxes and tax valuation allowances. Actual results could differ from those estimates.
(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have original maturities less than three months.

(d)	Restricted cash

Funds classified as restricted cash as of June 30, 2009 related to security deposits that served as collateral for the revolving working capital facility and the term loan facilities entered into as described in Note 10.

Funds classified as restricted cash as of December 31, 2008 related to security deposits that served as collateral for the revolving working capital facility and the term loan facilities entered into in connection with the acquisition of DPM.

(e)	Restricted investments

As of June 30, 2009, restricted investments consist of amounts placed with and guaranteed by Bank of China for onward lending to third parties. These restricted investments carry interest at 4.779% per annum and will contractually mature by June 2010. For the period ended June 30, 2009, total investments that were restricted were $2,251.

As of December 31, 2008, restricted investments consist of amounts placed with trust investment companies (“the Trusts”) for onward lending to third parties. These restricted investments amounted $36,780 carry interest at 5% per annum and will contractually mature by February 2009. The amount invested and the interest to be collected by the Trusts are guaranteed by Bank of China.

These restricted investments are considered as loans and receivables which are carried at amortized cost and pledged as collateral for the term loan facilities as described in Note 10.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)

NOTES TO THE FINANCIAL STATEMENTS
2	Summary of significant accounting policies (Continued)
(f)	Inventories

Inventories are stated at the lower of cost or market value. Cost is calculated using the standard costing, which approximates average costing. Write downs of potentially obsolete or slow-moving inventories are recorded based on management’s specific analysis of future sales forecasts and economic conditions.

(g)	Intangible assets

Intangible assets consisting of trademarks, completed technology, core technology and customer relationships acquired in a business combination with a finite useful life are carried at cost less accumulated amortization. Intangible assets are amortized over their estimated useful lives ranging for 3 to 12 years.

(h)	Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in income from operations.

Depreciation is computed on a straight-line basis over the estimated useful lives of assets as follows:

Classification	Years
Land	Infinite
Buildings and leasehold improvements	15 to 50 years
Plant and machinery	3 to 5 years
Electronic equipment, furniture and fixtures	3 to 5 years
Motor vehicles	5 years
(i)	Land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to the PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land under operating lease arrangements and are stated at cost less accumulated amortization and any recognized impairment loss. The land use rights are amortized on a straight-line basis over their respective lease periods, ranging from 20 to 50 years.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)

NOTES TO THE FINANCIAL STATEMENTS
2	Summary of significant accounting policies (Continued)
(j)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis in accordance with ASC 350 “Intangibles — Goodwill and Other”. The evaluation of goodwill for impairment involves two steps (1) the identification of potential impairment by comparing the undiscounted cashflow of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of carrying amount of the goodwill over implied goodwill amount.

(k)	Impairment or disposal of long-lived assets

In accordance with ASC 360 “Impairment or Disposal of Long-Lived Assets”, the Company reviews its long-lived assets which includes finite-lived intangible assets, property, plant and equipment and land use rights for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Long-lived assets are evaluated for impairment whenever events and circumstances exist that indicates the carrying amount of these assets may not be recoverable. If the sum of the projected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the difference between the estimated fair value of the assets and the carrying amount.

Management judgment is required in the area of asset impairment, particularly in assessing whether: (1) an event has occurred that indicates potential impairment and; (2) the carrying value of an asset can be supported by the future cash flows from the asset using estimated cash flow projections.

(l)	Revenue recognition

The Company generates revenue from sale of medical devices. As the medical devices that the Company sells include a software element that is more than incidental to the medical devices as a whole, the Company recognizes revenues according to ACS 985-605 “Revenue Recognition”. Since the sales arrangements do not require significant production, modification, or customization of the software, revenues from the sale of medical devices are recognized when all of the following conditions have been satisfied:
•	There is persuasive evidence of an arrangement;

•	Delivery has occurred (e.g., an exchange has taken place);

•	The sales price is fixed or determinable; and

•	Collectibility is reasonably assured.
All sales are based on firm customer orders with fixed terms and conditions. The Company does not provide its customers with general right of return, price protection or cash rebates. The sales arrangements do not include any significant post customer support services and does not provide customers with upgrades. Accordingly, revenue from the sale of products is typically recognized upon shipment, when the terms are free-on-board shipping point, or upon delivery.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)

NOTES TO THE FINANCIAL STATEMENTS
2	Summary of significant accounting policies (Continued)
(l)	Revenue recognition (Continued)

The Company offers sales incentives to certain customers in the form of free products if they meet certain levels of purchases. The costs of these sales incentives are estimated and accrued as cost of revenues with a corresponding increase in current liability at the time of revenue recognition based on the Company’s past experience and its customers’ purchase histories.

The Company presents revenues net of value-added tax (“VAT”). The VAT represents a 17% tax collected from customers on behalf of the tax authority, which amounts to $17,657 and $21,821 for six months ended June 30, 2008 and 2009 respectively, offset by a 14% VAT refund that the Company is entitled to for sales of products with embedded self- developed software. In 2006, there was a change in regulations and the Company’s self-developed software no longer qualified for the 14% VAT refund. In July 2008, the PRC tax authority issued a new tax notice which had a retroactive effect from year 2006 and further clarified and redefined the embedded software sales eligible for VAT refunds. The Company has recognised its VAT refund on an accrual basis since then. For the six months ended June 30, 2009, the amount of VAT refund included in revenues was $15,012 for the period from August 1, 2008 to June 30, 2009.

(m)	Warranty provision

The Company records a warranty provision at the time product revenue is recognised based on the historical rate of warranty services rendered. The provision is reviewed during the year and is adjusted, if appropriate, to reflect new product offerings or changes in experience. Actual warranty claims are tracked by product line. Movements in the warranty provision were as follows:

	As of	As of
	December 31,	June 30,
	2008	2009
	$	$
Balance at beginning of year/period	1,804	3,067
Warranty liabilities assumed in connection with DPM’s acquisition	262	—
Provisions made during the year/period	4,674	3,513
Settlements made during the year/period	(3,673)	(2,869)

Balance at end of year/period	3,067	3,711

(n)	Shipping and handling costs

Shipping and handling costs are classified as cost of revenues. For the six months ended June 30, 2008 and 2009, shipping and handling costs were $4,731 and $3,502 respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)

NOTES TO THE FINANCIAL STATEMENTS
2	Summary of significant accounting policies (Continued)
(o)	Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the PRC government by the PRC subsidiaries of the Company. Such subsidies are generally provided in relation to the development of new high technology medical products as well as incentives from the local government for investing in the high technology industry in the region. Subsidies are recognized as deferred income when received and recognized as other income when all the conditions for their receipt have been satisfied. Subsidies recognized as other income were $406 and $392 for the six months ended June 30, 2008 and 2009 respectively.

(p)	Software development costs

The Company capitalizes software development costs in accordance with ASC 985-20, “Costs of Software to be Sold, Leased or Marketed”. Software development costs are capitalized after technological feasibility is established upon completion of a working model or detailed software design specification. Once the software products become available for general releases to the public, the Company amortizes costs over the related product’s estimated economic useful life to cost of revenues. Net capitalized software development costs were included in intangible assets as core technology. Total amount capitalized as of December 31, 2008 and June 30, 2009 was $2,721 and $5,221 respectively.

(q)	Research and development costs

Research and development (“R&D”) costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. R&D costs are expensed as incurred, except for software development costs as disclosed in Note 2(p).

(r)	Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $799 and $479 for the six months ended June 30, 2008 and 2009 respectively, and are included in selling expenses.

(s)	Staff retirement plan costs

The Company’s costs related to its defined contribution staff retirement plans are expensed as incurred (See Note 17).

(t)	Share-based compensation

The Company accounts for share-based compensation to employees of the Company based on the fair value of the share options at grant date. Share-based compensation charge is recognized in accordance with ASC 718 “Compensation – stock compensation”, using the graded vesting attribution over the vesting period when it is probable that the performance condition will be achieved.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)

NOTES TO THE FINANCIAL STATEMENTS
2	Summary of significant accounting policies (Continued)
(u)	Income taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets, including those related to tax loss carryforwards and credits, and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that the net deferred tax asset will not be realized.

(v)	Basic and diluted Earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share gives effect to all dilutive potential ordinary shares outstanding during the period. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued.

(w)	Foreign currency transactions

The functional currency of MMIL is the U.S. dollar (“USD”). The functional currency of the Company’s foreign subsidiaries and branches is the applicable local currency. All transactions in currencies other than functional currencies during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the statement of operations.

Assets and liabilities of non-US dollar functional currency entities are translated using exchange rates in effect at each period end and average exchange rates are used for the statement of operations. Translation adjustments resulting from translation of these financial statements are reflected as a component of other comprehensive income in the statement of shareholders’ equity.

The financial statements are presented using a reporting currency of USD. Effective April 1, 2008, the Company changed its reporting currency to USD from Chinese Renminbi (“RMB”). The change in reporting currency is to better reflect the Company’s performance and to improve investor’s ability to compare the Company’s financial results.

(x)	Comprehensive income

Comprehensive income is defined to include all changes in equity during a period from transactions and other events and circumstances from non-owner sources. During the periods presented, the Company’s comprehensive income includes its net income and foreign currency translation adjustments. Comprehensive income is presented in the consolidated statements of shareholders’ equity and comprehensive income.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)

NOTES TO THE FINANCIAL STATEMENTS
2	Summary of significant accounting policies (Continued)
(y)	Fair value disclosures

The fair value of a financial instrument is the amount at which the financial instrument would be exchanged in a current transaction between willing parties. The carrying amounts of cash and cash equivalents, short-term investment, other receivables, prepayments and other payables approximate their fair values due to the short term nature of these instruments.

(z)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and short-term investments.

The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

(aa)	Impact upon adoption of new accounting standards

In December 2007, the FASB issued FAS No. 160, subsequently coded ASC 810-10-65, “Consolidations (Financial Accounting Standard No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 “. ASC 810-10-65 requires (i) that non-controlling (minority) interests be reported as a component of shareholders’ equity, (ii) that net income attributable to the parent and to the non-controlling interest be separately identified in the consolidated statement of operations, (iii) that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (iv) that any retained non-controlling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (v) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. ASC 810 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. The presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The Company adopted ASC 810-10-65 on January 1, 2009 and there was no material impact on its financial statements. Retroactive application of ASC 810-10-65 will have an effect on the presentation of the Company’s financial statements related to December 31, 2007 and 2008.

(ab)	Recent accounting pronouncements

In January 2010, the Financial Accounts Standards Board FASB issued ASU 2010-06, which amends FASB ASC 820, Fair Value Measurement and Disclosures. This guidance requires new disclosures and provides amendments to clarify existing disclosures. The new requirements include disclosing transfers in and out of Levels 1 and 2 fair value measurements and the reasons for the transfers and further disaggregating activity in Level 3 fair value measurements. The clarification of existing disclosure guidance includes further disaggregation of fair value measurement disclosures for each class of assets and liabilities and providing disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The guidance also includes conforming amendments to the guidance on employers’ disclosures about the postretirement benefit plan assets. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures regarding the activity in Level 3 measurements, which shall be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently assessing the impact of this statement, but believes it will not have a material impact on its financial position, results of operations, or cash flows upon adoption.

In October 2009, the Financial Accounts Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2009-13 on ASC 605, “Revenue Recognition— Multiple Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). ASU 2009-13 amended guidance related to multiple-element arrangements which requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. The consensus eliminates the use of the residual method of allocation and requires the relative-selling-price method in all circumstances. All entities must adopt the guidance no later than the beginning of their first fiscal year beginning on or after June 15, 2010. Entities may elect to adopt the guidance through either prospective application for revenue arrangements entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented. We are currently evaluating the impact, if any, of ASU 2009-13 on our financial position and results of operations.

In October 2009, the FASB issued ASU No. 2009-14 on ASC 985, “Certain Revenue Arrangements That Include Software Elements” (ASU 2009-14). ASU 2009-14 amended guidance that is expected to significantly affect how entities account for revenue arrangements that contain both hardware and software elements. As a result, many tangible products that rely on software will be accounted for under the revised multiple-element arrangements revenue recognition guidance, rather than the software revenue recognition guidance. The revised guidance must be adopted by all entities no later than fiscal years beginning on or after June 15, 2010. An entity must select the same transition method and same period for the adoption of both this guidance and the revisions to the multiple-element arrangements guidance noted above. We are currently evaluating the impact, if any, of ASU 2009-14 on our financial position and results of operations.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)

NOTES TO THE FINANCIAL STATEMENTS
2	Summary of significant accounting policies (Continued)
(aa)	Recent changes in accounting standards (Continued)

In June 2009, the FASB issued Statement No. 167, subsequently coded ASC 810, “Amendments to FASB Interpretation No. 46 (R), Consolidation of Variable Interest Entities”. ASC 810 expands the scope of Interpretation No. 46(R) to include entities which had been considered qualifying special purpose entities prior to elimination of the concept by ASC 860. ASC 810 requires entities to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The enterprise is required to assess, on an ongoing basis, whether it is a primary beneficiary or has an implicit responsibility to ensure that a variable interest entity operates as designed. ASC 810 changes the previous quantitative approach for determining the primary beneficiary to a qualitative approach based on which entity (a) has the power to direct activities of a variable interest entity that most significantly impact economic performance and (b) has the obligation to absorb losses or receive benefits that could be significant to the variable purpose entity.

ASC 810 requires enhanced disclosures that will provide investors with more transparent information about an enterprise’s involvement with a variable interest entity. ASC 810 is effective for each entity’s first annual reporting period that begins after November 15, 2009, and for interim periods within that annual period. This statement will have no impact on the Company’s financial reporting under its current business plan.

In June 2009, the FASB issued SFAS No. 168, subsequently coded ASC 105, Generally Accepted Accounting Principles. ASC 105 replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, and establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied to non-governmental entities in the preparation of financial statements in conformity with GAAP. ASC 105 is effective for interim and annual periods ending after September 15, 2009. The Company has early adopt the Codification and applied prospectively throughout the consolidated financial statements. The adoption of ACS 105 does not have a significant effect on the results and financial position of the Company.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
3   Investments in subsidiaries
Subsidiaries
Particulars regarding the legal subsidiaries as of June 30, 2009 are as follows:

		Percentage of
		ordinary share/
	Place of	registered
	establishment	capital held by
Name of company	and operation	the Company	Principal activities
Artema Medical AB.	Sweden	100%	Manufacturing and sales of medical equipments and research and development of related products
Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd.	PRC	99.90%	Research and development of medical equipment
Datascope International B.V. Netherlands Filial	Netherlands	100%	Investment holding
Mindray – Distribution and Commercialization of Medical Equipment Brazil Ltda.	Brazil	100%	Marketing of medical equipments
Mindray (UK) Limited	United Kingdom	100%	Sales and marketing of medical equipment
Mindray DS USA Inc.	United States	100%	Manufacturing and sales of medical equipments and research and development of related products
Mindray Global Limited	BVI	100%	Investment holding
Mindray Investments Singapore Pte. Ltd.	Singapore	100%	Investment holding
Mindray Medical Canada Limited	Canada	100%	Marketing of medical equipment
Mindray Medical France SARL	France	100%	Marketing of medical equipment
Mindray Medical Germany GmbH	Germany	100%	Marketing of medical equipment
Mindray Medical India Private Limited	India	100%	Marketing of medical equipment
Mindray Medical Italy S.r.l.	Italy	100%	Marketing of medical equipment
Mindray Medical Mexico S de R.L. de C.V.	Mexico	100%	Marketing of medical equipment
Mindray Medical Netherlands B.V.	Netherlands	100%	Marketing of medical equipment

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
3   Investments in subsidiaries (Continued)

		Percentage of
		ordinary share/
	Place of	registered
	establishment	capital held by
Name of company	and operation	the Company	Principal activities
Mindray Medical Rus Limited	Russia	100%	Marketing of medical equipment
Mindray Medical Technology Istanbul Limited Liability Company	Turkey	100%	Marketing of medical equipment
Mindray Medical USA Corp.	United States of America	100%	Research and development and sales and marketing of medical equipments and related products
Mindray Research and Development Limited	BVI	100%	Investment holding
MR Holdings (HK) Limited	Hong Kong	100%	Investment holding
MR Investments (HK) Limited	Hong Kong	100%	Investment holding
Nanjing Mindray Bio-Medical Electronics Co., Ltd.	PRC	100%	Research and development of medical equipments and related products
PT Mindray Medical Indonesia	Indonesia	100%	Marketing of medical equipment
Shenzhen Mindray Bio-Medical Electronics Co., Ltd.	PRC	99.90%	Manufacturing and sales of medical equipments and research and development of related products
4   Acquisition of DPM’s business
On May 15, 2008, the Company acquired DPM. The results of DPM have been included in the consolidated financial statements since that date.
As of 30 June 2008, the Company paid acquisition consideration amounting $209,571, which has been net off with the cash acquired amounting to $397. The total acquisition consideration amounted to $215,172, including approximately $5,700 of legal and professional costs and was paid, in cash funded by way of the Company’s internal cash and bank borrowings (See Note 10). The Company accounted for its acquisition of DPM in accordance with ASC 810. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
4	Acquisition of DPM’s business (Continued)

$
Current assets	33,211
Property, plant, and equipment	34,900
Intangible assets	60,900
Goodwill	97,158

Total assets acquired	226,169
Current liabilities	(10,997)

Net assets acquired	215,172

The excess of initial purchase price over the estimated fair value of net tangible and intangible assets acquired was recorded as goodwill and is attributable to the patient monitoring segment. Of the $97,158 of goodwill, $81,064 is expected to be deductible for tax purposes. Other acquired intangibles will be amortized on a straight line basis based on the estimated useful lives, except for a trademark which is deemed to have an indefinite useful life. The estimated amounts recognized on the acquired identifiable intangible assets and their respective lives are shown in the following table.

Acquired intangible assets:

		Gross
	Estimated	carrying
	useful life	amount
		$
Intangible assets with finite life:
Tradename	9 years	8,900
Completed technology	5 - 7 years	10,500
Core technology	7 years	4,400
In-Progress R&D (Note a)	N/A	6,600
Customer Relationship	12 years	29,900

Total		60,300
Intangible assets with infinite life:
Trademark		600

Total Intangible Assets		60,900

Note a

Included in the acquired intangible assets, $6,600 was assigned to in-progress research and development assets that were written off at the date of acquisition in accordance with ASC 805 “Business Combinations”. Those write-offs are included in operating expenses.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
4	Acquisition of DPM’s business (Continued)
The following unaudited pro forma combined results of operations of the Company assume that the DPM acquisition was completed as of the beginning of periods presented below:

	December 31,	June 30,
	2008	2009
	$	$
Net revenue	597,056	—
Net income	113,800	—
Basic earnings per share	1.06	—
Diluted earnings per share	1.00	—
The unaudited pro forma supplemental information is based on estimates and assumptions, which the Company believes are reasonable. The unaudited pro forma supplemental information prepared by management is not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had the Company and DPM been a combined company during the specified periods.
5	Accounts receivable
Movements in allowances for doubtful accounts were as follows:

	2008	2009
	$	$
Balance at January 1	1,105	3,942
Allowances made during the period	205	2,990

Balance at June 30	1,310	6,932

6	Inventories
Inventories consisted of the following:

	December 31,	June 30,
	2008	2009
	$	$
Raw materials	22,298	26,413
Work-in-progress	12,965	14,057
Finished goods	22,203	25,213

	57,466	65,683

Slow-moving and obsolete inventories (specific category) of $4,563 and $9 were written down to their respective net realizable value for the six months ended June 30, 2008 and June 30, 2009 respectively.

7	Property, plant and equipment, net
Property, plant and equipment, net consisted of the following:

	December 31,	June 30,
	2008	2009
	$	$
At cost
Land	2,400	2,400
Buildings and leasehold improvements	60,834	63,572
Plant and machinery	27,524	33,213
Electronic equipment, furniture and fixtures	32,753	35,693
Motor vehicles	1,696	1,681

Total	125,207	136,559
Less: Accumulated depreciation	(33,087)	(43,161)

	92,120	93,398
Construction in progress	34,279	49,203

Net book value	126,399	142,601

Depreciation expenses were $5,335 and $9,050 for six months ended June 30, 2008 and 2009 respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
8	Intangible assets, net
Intangible assets consisted of the following:

	December 31, 2008			June 30, 2009
	Gross			Gross
	carrying	Accumulated	Net carrying	carrying	Accumulated	Net carrying
	amount	amortization	amount	amount	amortization	amount
	$	$	$	$	$	$
Intangible assets with finite lives:
Tradename	8,900	663	8,237	8,900	1,158	7,742
Completed technology	20,149	5,332	14,817	20,167	6,914	13,253
Core technology
- acquired	9,220	3,203	6,017	9,209	3,807	5,402
- self-developed	2,721	—	2,721	5,221	—	5,221
Customer relationship	29,872	1,661	28,211	29,872	2,906	26,966

	70,862	10,859	60,003	73,369	14,785	58,584

Intangible assets with indefinite life
Trademark	7,001		7,001	7,001		7,001

Total			67,004			65,585

Amortization expense was $2,242 and $4,375 for the six months ended June 30, 2008 and 2009 respectively. Estimated aggregate amortization expense for 6 months ended December 31, 2009 and each of the next five years ended December 31, is as follows:

$
2009, remainder for the year	4,349
2010	8,705
2011	8,194
2012	8,120
2013	7,163
2014 and thereafter	22,053

58,584

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
9	Goodwill
Movements in goodwill were as follows:

	Patient
	monitoring
	and life	In-vitro	Medical
	support	Diagnostic	imaging
	devices	products	systems	Others	Total
	$	$	$	$	$
Balance as of December 31, 2008	103,491	5,229	5,236	278	114,234
Additional goodwill upon finalization of DPM acquisition	831	—	—	—	831
Foreign currency translation	(7)	(7)	(7)	—	(21)

Balance as of June 30, 2009	104,315	5,222	5,229	278	115,044

10	Bank loans
Summarized below are the assets that are pledged as collateral for borrowings as of December 31, 2008 and June 30, 2009:

	December 31, 2008		June 30, 2009
	Pledged	Outstanding	Pledged	Outstanding
	cash and	loan	cash and	loan
	investments	balance	investments	balance
Bank of China (Hong Kong) Limited	141,400	141,900	114,194	110,000
Hongkong and Shanghai Bank Corporation (“HSBC”)	15,091	15,107	—	5,000
Bank of China		—	53,847	54,100

	156,491	157,007	168,041	169,100
Less:
Non-current portion	—	—	66,000	66,000

Current portion	156,491	157,007	102,041	103,100

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
10	Bank loans (Continued)
On April 23, 2008, the Company, through its two foreign wholly owned subsidiaries, entered into a $141,400 term loan facility with the Bank of China (Hong Kong) Limited (“BOCHK”) to partially finance the acquisition of DPM (Note 4). The term loan facility expires in November 2009. As of December 31, 2008, apart from the bank deposits and an investment account of totaling $141,400 with the BOCHK as shown above that were pledged as collateral, the facility is also personally guaranteed by the Company’s chief executive officers and is insured by a $29,280 (RMB200.0 million) key man life insurance policy on the Company’s chairman and co-CEO. Interest is charged at LIBOR plus 1% on the outstanding loan amount. The loan repayments are due in three equal installments in June, August, and November, 2009 respectively.

In April 2009, the Company repaid $31,400 to BOCHK and in June 2009, the term loan facility was subsequently modified. Under the modified loan facility, bank deposits and an investment account with the BOCHK in an aggregate amount of $114,194 (RMB780,000) were pledged as collateral. Interest is charged at LIBOR plus a margin of 1.3% on the outstanding loan amount (1.90% as of June 30, 2009). The loan will be repaid into two installments, $44,000 in June 2010 and $66,000 in June 2011 respectively. The outstanding balance as of June 30, 2009 was $110,000. In connection with the loan modification, an arrangement fee of $528 was incurred and deferred, together with the unamortized deferred finance charge arising from the existing loan of approximately $400, is amortized over the remaining term of the modified term loan facility. As of June 30, 2009, $66,000 of the term loan was reclassified to long-term loans. The facility also has certain restrictions and covenants with which the Company complied with during the six months ended June 30, 2009.

On June 16, 2008, the Company entered into a one-year revolving working capital facility for an amount of $25,000 to finance the working capital requirements of the Company. The facility was subsequently renewed in June 2009 with amount $13,000 and the term was extended to March 2010. Interest on the drawdown amount from the facility is charged at 1.3% per annum above 3-month LIBOR (1.90% as of June 30, 2009). The facility is guaranteed by one of the Company’s chief executive officers. The facility also has certain restrictions and covenants with which the Company must comply during the terms of the agreement. The outstanding balance and unused facility as of December 31, 2008 was approximately $15,000 and $10,000. The outstanding balance and unused facility as of June 30, 2009 was approximately $5,000 and $8,000 respectively.

On April 14, 2009, the Company, through its PRC operating subsidiaries, entered into a term loan to borrow $54,000 for one year, expiring in April 2010. The loan bears an interest at a rate of 1.451% and is secured by a fixed deposit of approximately $54,000 (RMB 367,180). The outstanding loan and unpaid interest will be fully repaid by the secured fixed deposit plus interest income earned from the deposits at a pre-determined exchange rate of USD against RMB when the loan is expired. The fair values of the secured fixed deposits are not materially different with their carrying value. As of June 30, 2009, the outstanding loan balance including interest was approximately $54,100.

The weighted average interest rate for the year ended/period December 31, 2008 and six months ended June 30, 2009 was approximately 2.88% and 2.49% respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
11	Notes payable

	December 31,	June 30,
	2008	2009
	$	$
Notes payable	7,449	6,213

The Company has total available notes payable facilities of $87,944 and $87,841 with various banks, of which $80,495 and $81,628 were unutilized as of December 31, 2008 and June 30, 2009 respectively. The funds borrowed under these facilities are non-interest bearing and generally repayable within one year.
12	Other payables
Other payables consisted of the following:

	December 31,	June 30,
	2008	2009
	$	$
Accrued tender expenses	1,090	1,819
Accrued construction cost	15,433	18,776
Accrued operating expenses	8,568	9,811
Accrued professional fees	6,468	3,096
Advance subsidies	4,756	5,047
Commissions payable	297	1,068
Guarantee deposits from distributors	3,831	5,276
Interest payable	1,364	880
Warranty provision	3,067	3,711
Others operating expenses	4	1,689
Others tax payable	855	1,329
Others	1,178	1,430

	46,911	53,932

13	Capital structure
The Company declared and distributed dividends of $21,596, to its shareholders during the six months ended June 30, 2009.

Pursuant to the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to approximately $76,951 and $76,861 as of December 31, 2008 and June 30, 2009 respectively. The amount is made up of the registered equity of the PRC subsidiaries and the statutory reserves disclosed in Note 20.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
13	Capital structure (Continued)
In addition, dividend payment by the Company’s operating subsidiary, Shenzhen Mindray, is restricted by the term loan facility executed by the Bank of China (Hong Kong) Limited as disclosed in Note 10 to be not exceeding 30% of the previous year net income of Shenzhen Mindray. As a result the total restricted net assets of Shenzhen Mindray were approximately $363,268 as of June 30, 2009 which is greater than 25% of MMIL’s net assets. Pursuant to Regulation S-X under the United States Securities Act, the financial statements of MMIL are disclosed in Schedule 1.
14	Share-based compensation plan

Stock options
On May 7, 2008, the Company granted 44,000 options with an exercise price of $35.31 pursuant to the 2006 Employee Share Option Plan (the “Plan”) and are subject to graded vesting with approximately 20% of the options vesting on January 31, 2009, 2010, 2011 and 2012 and June 30, 2013, respectively. On May 15, 2008, the Company granted 396,000 options with an exercise price of $38.26 pursuant to the same plan and are subject to graded vesting with approximately 25% of the options vesting on December 31, 2008, 2009, 2010 and 2011 respectively.

On March 6, 2009, the Company granted 27,500 options with an exercise price of $18.34 under the Plan. These stock options are subject to graded vesting with approximately 20% of the options vesting over five years, with its first vesting on December 31, 2009.

On March 11, 2009, the Company’s board of directors authorized an option exchange program for certain options granted under the MMIL Share Incentive Plan (the “Share Incentive Plan”). Under the terms of the exchange, participants were able to tender vested and unvested outstanding options to purchase Class A ordinary shares of the Company which have an exercise price greater than $24.00 per share in exchange for a lower number of newly granted options. The exercise price of the new options will be the closing price of the Company’s common stock on the New York Stock Exchange on the exchange date. The offer expired on March 15, 2009. The replacement options were granted on March 16, 2009. The option exchange has resulted in an increase in the fair value of the options granted under the plan by $2.3 million, which is charged to the consolidated statement of operations over the remaining vesting periods of the respective share options.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
14	Share-based compensation plan (Continued)
Stock options (Continued)

Management used the Black-Scholes option pricing model to estimate the fair value of the options on grant date with the following weighted-average assumptions:

	December 31,	June 30,
Year of issue	2008	2009
Risk-free interest rate	4.41% to 4.53%	2%

Expected life	4.32 to 6.58 years	6 years

Assumed volatility	28.6% to 28.7%	38.05%

Expected dividends	2.10% to 2.20%	2.03%

Fair value on grant date	$7.83 to $11.03	$5.76
Assumed volatility is derived by referring to the average annualized standard deviation of the share price of listed comparable companies. The expected term has been ascertained based on the vesting terms, contractual terms and the option exercise history. The risk free interest rate is based on the yield to maturity of the PRC government bond as of the grant date with maturity closest to the relevant option expiry date.

A summary of options and under the Plan as of June 30, 2009 and changes in the period is presented below:

		Weighted
		average
		exercise
		price
	Options	$

Outstanding as of January 1, 2009	10,503,910	14.82
Granted	27,500	18.34
Cancelled pursuant to the stock options exchange program	(2,798,538)	31.19
Granted pursuant to the stock options exchange program	2,212,337	20.50
Exercised	(753,161)	6.36
Forfeited	(540,604)	20.95

Outstanding as of June 30, 2009	8,651,444

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
14	Share-based compensation plan (Continued)
Stock options (Continued)

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2008 and 2009 was $10.21 and $5.50, respectively.

The total intrinsic values of share options exercised during the six months ended June 30, 2008 and 2009 were $18,442 and $28,205 respectively. The total intrinsic value of exercisable share options was $86,014 as of June 30, 2009. The total intrinsic value of the outstanding share options as of June 30, 2009 was $143,635.

Cash received from exercise of options under all share-based payment arrangements for the six months ended June 30, 2008 and 2009 was $3,641 and $4,821 respectively.

As of June 30, 2009, there was $21,824 of total unrecognized compensation cost related to non-vested share options granted under the Plan, which will be recognized over a weighted average period of 2.01 years.

The following table summarizes information about stock options issued under the Plan described above that are outstanding and exercisable as of June 30, 2009:

	Options outstanding			Options exercisable
			Weighted
			- average			Weighted-
		Weighted	remaining		Weighted	average
		- average	contractual		- average	remaining
Range of	Number	exercise	term	Number	exercise	contractual
exercise price	of options	price	(years)	of options	price	term (years)
		$			$
$5.00	3,621,866	5.00	3.65	2,396,742	5.00	3.65
$11.00 - $18.34	2,610,028	11.17	4.23	1,539,668	11.12	4.19
$20.50 - $24.01	2,400,722	20.87	5.91	754,472	21.00	5.79
$35.31 - $40.2	18,828	38.80	6.28	11,828	38.80	6.28

Total	8,651,444	11.34	4.45	4,702,710	9.66	4.17

Nonvested shares
On May 15, 2008, the Company granted 4,500 nonvested shares to selected employees. The nonvested shares were granted to select employees as bonus and to be vested once a year over a period of 5 years, with 10% vesting in January 2009, 20% vesting in 2010, 2011, 2012 and 30% vesting in 2013.
On March 6, 2009, the Company granted 26,205 nonvested shares to certain employees. These nonvested shares have different vesting schedules. 5,000 nonvested shares were vested immediately on March 30, 2009. 21,205 nonvested shares will be vested once a year over three to five years according to the date these employees joined the Company.
The estimated fair value of the nonvested shares granted is determined based on the market price of the Company’s ADS on the date of grant.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
14	Share-based compensation plan (Continued)
A summary of the status of the Company’s nonvested shares as of June 30, 2009 and changes in the six months ended June 30, 2009, is presented below:

		Weighted
		average
		grant date
	Shares	fair value
		$
Nonvested as of January 1, 2009	16,500	38.48
Granted	26,205	18.34
Vested	(8,150)	25.81
Forfeited	—	—

Nonvested as of June 30, 2009	34,555	26.19

The total fair value of shares vested during the six months ended June 30, 2009 was $157.
As of June 30, 2009, there was $855 total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 3.24 years.
15	Basic and diluted earnings per share
The following is a computation of potential dilutive shares for the periods:

	Six months ended June 30,
	2008	2009
	$	$
Numerator:
Net income	49,109	58,355

Numerator for calculation of basic and diluted earnings per share	49,109	58,355

Denominator:
Weighted average number of ordinary shares for the calculation of basic earnings per share	107,113,068	108,079,235
Effect of dilutive potential ordinary shares attributable to share options and restricted shares	6,286,174	4,295,338

Weighted average number of ordinary shares for the calculation of diluted earnings per share	113,399,242	112,374,573

Share options to purchase 1,180,631 and 2,441,262 ordinary shares were outstanding as of June 30, 2008, and 2009 respectively, but were not included in the computation of diluted income per common share because their effect were anti-dilutive.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
16	Other income, net

	Six months ended June 30,
	2008	2009
	$	$
Government subsidies	406	392
Service fee	684	342
Exchange gain	497	—
Others, net	37	(382)

Other income	1,624	352

Service fee received during the periods represents a manufacturing fee for transitional services agreement related to the DPM acquisition.
17	Staff retirement plan
As stipulated under the rules and regulations in the PRC, the Company’s subsidiaries in the PRC are required to contribute certain percentage of payroll costs of its employees to a state-managed retirement schemes operated by the local governments for its employees in the PRC. After the contribution, the Company has no further obligation for payment of the retirement benefits.

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to $2,125 and $2,754 for the six months ended June 30, 2008 and 2009 respectively. The contributions from the defined contribution plan outside PRC amounted to $116 and $722 for the six months ended June 30, 2008 and 2009, respectively.
18	Income taxes
The components of income taxes are as follows:

	Six months ended June 30,
	2008	2009
	$	$
Current taxes	11,663	11,306
Deferred taxes charge (credit)	137	(762)

Total income taxes expenses	11,800	10,544

MMIL is a tax exempted company incorporated in the Cayman Islands and is not subject to taxation under the current Cayman Islands law. Major subsidiaries operating in the PRC and overseas are subject to income taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
18	Income taxes (Continued)
For the Company’s major operating subsidiaries in China, they are subject to the China Unified Corporate Income Tax Law (the “New Law”) which became effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates including 15% income tax rate to be applicable to qualified “New and Hi-Tech Enterprises” (“NHTE”). In October 2008, Shenzhen Mindray has been designated as an NHTE and therefore eligible to the preferential income tax rate of 15%.

For the six months ended June 30, 2008, current tax and deferred tax balances were recognized under the transition rule of the New Law which means a gradual increase in rates over the five-year transitional period, that is 18% at 2008, 20% at 2009, 22% at 2010, 24% at 2011 and 25% at 2012. In December 2008, Shenzhen Mindray received the NHTE designation whereby the company qualifies for a tax rate of 15% that was effective retroactively in respect of all periods after 1 January 2008. As such the determination of deferred tax which was initially based on the transition rule had been amended which resulted in a subsequent decrease in the tax provision of $0.8 million for the full year of 2008.

Beijing Shen Mindray Bio-Medical Electronics Technology Research Co., Ltd. is entitled to a corporate income tax exemption for three years from its first year of operations and 50% tax reduction for the fourth to sixth year. It has also obtained the NHTE designation in 2008 and is entitled to the preferential income tax rate of 15% under the New Law.

In general, PRC tax returns are subject to examination within 10 years for transfer pricing matters and 5 years for non transfer pricing matters from the date the return is filed.

Mindray DS USA Inc. is a company incorporated in New Jersey, United States of America and is currently subject to state tax at an average rate of 8%. Together with the federal tax at the rate of 35%, the effective tax rate of Mindray DS USA Inc. is 40.2%. The Federal statute of limitations for the taxing authorities to assess the tax is generally three years from the date the return is filed.

Artema Medical AR. is a company incorporated in Sweden. Corporate income tax is chargeable at the rate of 28% for the year ended December 31, 2008. With effect from January 1, 2009, the tax rate is reduced to 26.3%. In general, the statute of limitation for examination of tax returns in Sweden is 5 years from the date the return is filed.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
18	Income taxes (Continued)
Components of deferred tax assets and liabilities have been presented in the balance sheet as of December 31, 2008 and six months ended June 30, 2009 are as follows:

	December 31,	June 30,
	2008	2009
	$	$
Deferred tax assets are analyzed as:
Accrued compensation	610	179
Accrued intercompany loan interest	1,712	1,824
Acquired intangible assets	3,010	3,434
Bad debt provision	519	819
Depreciation of property, plant and equipment	1,834	1,394
Government subsidies	484	537
Inventory written down	237	238
Sales incentive and warranty accruals	675	744
Tax loss	470	5,871
Others	—	13
Valuation allowance	(4,702)	(10,139)

	4,849	4,914

Deferred tax liabilities are analyzed as:
Acquired intangible assets	(3,773)	(3,075)

Total	1,076	1,839

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
18	Income taxes (Continued)
The valuation allowance is recorded in relation to a loss-making subsidiary.

	December 31,	June 30,
	2008	2009
	$	$
Deferred tax assets are analyzed as:
Current	1,812	2,299
Non — current	—	1,241

Deferred tax liabilities are analyzed as:
Current	—	—
Non-current	(736)	(1,701)

Total	1,076	1,839

As of June 30, 2009, the Mindray USA had available United States federal net operating loss carry forwards of approximately $5,300, which will expire in 2026-2029 if not utilized.
Movements in valuation allowance during the period were

	2008	2009
	$	$
Balance at January 1	106	4,702
Current period addition	1,626	5,437

Balance at June 30	1,732	10,139

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
18	Income taxes (Continued)
Reconciliation of income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of operations is as follows:

	Six months ended June 30
	2008	2009
	$	$
Income before income taxes	60,909	68,899
PRC enterprise income tax rate	18%	15%
Income tax at PRC enterprise income tax rate on income before income taxes	10,964	10,335
Effect of net income for which no income tax benefit/expense is receivable/payable	1,266	713
Effect of foreign income tax rate	(1,702)	(3,209)
Change in PRC income tax rate	(5)	(24)
Employee share-based compensation	825	843
Non-taxable VAT refund	—	(2,251)
Additional deduction on R&D expenses	(1,252)	(1,172)
Under (over) provision of income tax expense in prior years	78	(128)
Valuation allowance	1,626	5,437

Total income taxes expense	11,800	10,544

The Company adopted the provisions of ASC 740 effective January 1, 2007. The adoption of ASC 740 did not have any impact on our total liabilities of shareholders’ equity. There is no material unrecognized tax benefit noted during the six months ended June 30, 2009. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months. Tax years of 2006 to 2007 are still subject to the examination of the PRC tax authority.
The Company classifies interest and or penalties related to income tax matters in income tax expense. As of June 30, 2009, the amount of interest and penalties related to uncertain tax positions is immaterial.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
19	Commitments and contingencies
(a)	Lease commitments

Rental expenses under operating leases were $2,728 and $3,072 for six months ended June 30, 2008 and June 30, 2009 respectively.

The minimum rentals under operating leases are as follows:

For six months ended December 31, 2009 and each of the next five years ended December 31,

$
2009, remainder for the year	3,932
2010	3,140
2011	2,951
2012	2,648
2013	2,655
2014 and thereafter	9,291

24,617

(b)	Capital commitments

As of June 30, 2009, the Company had outstanding capital commitments for property, plant and equipment totaling $21,543.

(c)	Contingencies

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company. The Company does not believe that any of these matters will have a material adverse affect on its business, assets or operations.

The Company issues indemnifications and warranties in certain instances in the ordinary course of business to its customers. Historically, costs incurred to settle claims related to these indemnifications and warranties have not been material to the Company’s financial position, results of operations or cash flows. The fair value of the indemnifications and warranties that the Company issued during 2008 and for the six months ended June 30, 2009 were not material to the Company’s financial position, results of operations or cash flows.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
20	Distribution of profits
As stipulated by the relevant PRC laws and regulations applicable to the Company’s subsidiaries in the PRC, the Company is required to make appropriations from net income as determined in accordance with accounting principles and the relevant financial regulations applicable to PRC enterprise (“PRC GAAP”) to non-distributable reserves (also referred to as “statutory common reserves”) which included a statutory surplus reserve and a statutory welfare reserve as of December 31, 2005. Based on newly revised PRC Company law which took effect on January 1, 2006, the PRC subsidiaries are no longer required to make appropriations to the statutory welfare reserve but appropriation to the statutory surplus reserve are still required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the subsidiaries registered capital.

The statutory surplus reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves by the Company other than the Company’s subsidiaries in the PRC during any of the periods presented. As a result of these laws, approximately $25,620 is not available for distribution as of June 30, 2009.
21	Segment reporting
The Company has three reportable segments based on its major product groups: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. Each reportable segment derives its revenues from the sale of their products, which is the responsibility of senior management of the Company who has knowledge of product and service specific operational risks and opportunities. The Company’s chief operating decision makers have been identified as the two chief executive officers, who review the operating segment results when making decisions about allocating resources and assessing performance of the Company.

The Company has combined two operating segments, namely the biochemistry analyzers and hematology analyzers, to arrive at the in-vitro diagnostic products reporting segment. These operating segments exhibit similar long-term financial performance and economic characteristics and are also similar in nature of the products, production processes, the type of customers and distribution methods.

The principal measurement differences between this financial information and the consolidated financial statements are described below. The Company does not allocate operating expenses to individual reporting segments when making decisions about resources to be allocated to the segment and assessing its performance. All revenues are attributed to sales to external parties.

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
21	Segment reporting (Continued)
For the six months ended June 30,

	Patient
	monitoring
	and	In-vitro	Medical
	life support	diagnostic	imaging
2009	devices	products	systems	Others	Total
Net revenues	127,681	72,248	77,559	16,737	294,225
Cost of revenues	(56,998)	(28,847)	(26,109)	(15,975)	(127,929)

Gross profit	70,683	43,401	51,450	762	166,296

2008

Net revenues	97,323	65,123	62,797	7,852	233,095
Cost of revenues	(46,562)	(28,741)	(23,653)	(7,741)	(106,697)

Gross profit	50,763	36,382	39,144	109	126,398

Geographic disclosures

The Company’s revenue by geography are based on country of customer destination. The net revenue attributable by country of domicile, the United States of America and other countries are as follows:

	Six months ended June 30
	2008	2009
	$	$
Net sales:
PRC	100,637	138,314
United States	24,329	48,622
Other countries	108,129	107,289

Total consolidated net revenues	233,095	294,225

MINDRAY MEDICAL INTERNATIONAL LIMITED
(Dollars in thousands)
NOTES TO THE FINANCIAL STATEMENTS
Long-lived assets located at the respective geographic areas are as follows:

	December 31,	June 30,
	2008	2009
	$	$
Long-lived assets

PRC	181,420	198,272
United States	175,927	178,306
Other countries	204	209

Total consolidated assets	357,551	376,787

Long-lived assets represent non-current assets excluding financial instruments, deferred finance cost and deferred tax assets.

Major customers
There are no single customers who contributed for 10% or more of the Company’s net revenues for the six months ended June 30, 2008 and 2009 respectively.
22	Subsequent events
In January 2010, Shenzhen Mindray was awarded the nationwide key software enterprise status for calendar year 2009. The award for 2009 was made jointly by the National Development and Reform Committee, the Ministry of Industry and Information, the Ministry of Commerce and the State Administration of Taxation. Under the current tax policies for software and integrated circuit industries, the applicable corporate income tax rate for Shenzhen Mindray for the financial year 2009 will be adjusted to 10%. The tax provision included in the financial statements for the six months period ended June 30, 2009 did not take into account for the adjustment in relation to the change in applicable corporate income tax rate. The key software enterprise status is granted on an annual basis and is subject to government review every year in which it may be granted. There is no reliable indication that Mindray will be granted this status applicable to 2010 or in any future year.

Mindray Medical International Limited
SCHEDULE I- CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF OPERATIONS
(Dollars in thousands, except for share and per share data)

	Six months ended June 30,
	2008	2009
Net revenues	$—	—
Cost of revenues	—	—
Operating expenses:
General and administrative expenses	(1,533)	(252)

Loss from operations	(1,533)	(252)
Other income, net	497	761
Dividend income	—	—
Interest income	1,037	20
Interest expense	—	(347)

Income before income taxes and equity earnings of subsidiaries	1	182

Provision for income taxes	—	—
Equity in earnings of subsidiaries	49,108	58,173

Net income	$49,109	58,355

Basic earnings per share	$0.46	0.54

Diluted earnings per share	$0.43	0.52

Share used in computation of :
Basic earnings per share	107,113,068	108,079,235

Diluted earnings per share	113,399,242	112,374,573

MINDRAY MEDICAL INTERNATIONAL LIMITED
SCHEDULE I- CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED BALANCE SHEETS
(Dollar in thousands, except for share)

	December 31,	June 30,
	2008	2009
	$	$
ASSETS:
Current assets:
Cash and cash equivalents	15,387	7,135
Short-term investment	91	91
Loan to subsidiaries/ affiliates	173,377	218,567
Other receivable	530	530
Prepayment	206	47

Total current assets	189,591	226,370
Investment in subsidiaries	276,165	284,396

Total assets	465,756	510,766

LIABILTIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payable	6,863	4,680
Shareholders’ equity:
Ordinary shares (HK$0.001 par value, 5,000,000,000 shares authorized; 107,663,703 shares and 108,420,747 shares issued and outstanding for December 31, 2008 and June 30, 2009 respectively)	14	14
Additional paid-in capital	274,993	285,427
Retained earnings	183,886	220,645

Total shareholders’ equity	458,893	506,086

Total liabilities and shareholders’ equity	465,756	510,766

Mindray Medical International Limited
SCHEDULE I- CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Six months ended June 30,
	2008	2009
	$	$
Net cash used in operating activities	(70,537)	(41,419)

Net cash generated from investing activities	9,345	49,942

Net cash used in financing activities	(15,625)	(16,775)

Net decrease in cash and cash equivalents	(76,817)	(8,252)
Cash and cash equivalents at beginning of period	88,352	15,387

Cash and cash equivalents at end of period	11,535	7,135